Ms. Jennifer Thompson
U.S. Securities and Exchange Commission
November 7, 2017

PAID, INC.
200 Friberg Parkway, Suite 4004
Westborough, MA 01581

November 7, 2017

Ms. Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C, 20549

Re:
PAID, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed on March 31, 2017

File No. 0-28720

Dear Ms. Thompson:

On behalf of Paid, Inc. (the “Company”), we hereby respond to the Staff’s comment letter dated October 24, 2017 with respect to the filing referenced above. The following repeats your comment with the Company’s response:

Notes to Consolidated Financial Statements

Note 4, Acquisition – emergeIT, page F-13

1.
Addressing each of the factors identified in ASC 805-10-55-10 through -15, tell us in detail how you identified the accounting acquirer in the emergeIT acquisition. In doing so, explain why this transaction is not a reverse merger with emergeIT representing the accounting acquirer.

Response:

Management reviewed ASC 805-10-55-10 through -15 upon the consummation of the emergeIT acquisition and concluded that PAID, Inc. was the accounting acquirer and the transaction was not considered a reverse merger. Our primary indicator, among others, was the determination that there was no change in control associated with the Paid, Inc. and emergeIT merger. With regard to the factors identified in ACS 805-10-55-10 through -15 we are presenting the following explanations.

ASC 805-10-55-10
The business combination as a result of the merger indicates that PAID has remained the controlling interest in the combined companies. As there are certain indicators in which the accounting acquirer may not be clear, in order to ensure that the transaction was properly accounted for, management considered the factors in ASC 805-10-55-11 through -15.

ASC 805-10-55-11
The business combination is a result of a stock issuance in which PAID has reserved for the issuance of 550,000 common shares and 3,850,000 non-voting, non-convertible preferred shares in consideration for 100% of the equity interest of emergeIT.

Ms. Jennifer Thompson
U.S. Securities and Exchange Commission
November 7, 2017

ASC 805-10-55-12
As the business combination was consummated through a stock issuance in which PAID issued equity interests, management has addressed the following factors.

ASC 805-10-55-12(a)
When considering PAID’s equity interests transferred in the exchange, particular attention was focused on the voting interests. The 550,000 common shares reserved for emergeIT shareholders represent approximately 33% of the 1,648,960 total common shares outstanding of the combined entity. Common shares held by PAID shareholders prior to the merger were approximately 1,099,000. Although preferred shares were reserved, these shares are non-voting. As a result of the evidence of an excess of 50% ownership of the voting rights, we determined there was no change in control, therefore PAID would be considered the acquirer under this factor.

ASC 805-10-55-12(b)
Due to the business combination, two shareholders with a large minority voting interest have been identified, Allan Pratt, CEO of emergeIT and W. Austin Lewis IV of PAID, Inc. At the time of the merger Mr. Lewis owned approximately 339,100 shares of common stock in the combined entity where Mr. Pratt was the indirect beneficial owner of 217,800 common shares. Additionally, Mr. Lewis had outstanding options and warrants at the time of the merger, however it was not necessary to factor these in as it is clear that Mr. Lewis, who represents PAID, has the largest minority voting interest, therefore PAID would be considered the acquirer under this factor.

ASC 805-10-55-12(c)
The board of directors for the combined entity consists of five members, Austin Lewis, Andrew Pilaro, Allan Pratt, Laurie Bradley and David Ogden. Mr. Lewis and Mr. Pilaro both held positions on the PAID board of directors. Mr. Lewis was the Chairman of the Board and Mr. Pilaro was, and still remains, the Chairman of the Audit Committee. Mr. Pratt held a position with the board of directors at emergeIT. The combined board of directors represents two PAID members and one emergeIT member. In accordance with the amalgamation agreement, the three board members, Messrs. Pratt, Lewis and Pilaro, appointed the remaining two members of the board. Both Ms. Bradley and Mr. Ogden were considered to be independent of PAID and emergeIT. Based on the composition of the governing body, PAID would be considered the acquirer under this factor.
ASC 805-10-55-12(d)
The executive management of the new combined entity consists of two executive members. Allan Pratt formerly the President of emergeIT was named the Chief Executive Office and W. Austin Lewis IV remained the Chief Financial Officer in addition to being named the Interim Chief Operating Officer.

ASC 805-10-55-12(e)
When considering the terms of the equity exchange, fair value of the 550,000 common shares reserved for issuance in the business combination was approximately $2,035,000 on the date of the acquisition. On the date of the acquisition, emergeIT reported a negative equity balance. Based on PAID paying a premium over the precombination fair value of the equity interest of emergeIT, PAID would be considered the acquirer under this factor.

Ms. Jennifer Thompson
U.S. Securities and Exchange Commission
November 7, 2017

ASC 805-10-55-13
emergeIT’s assets and revenues were larger than those of PAID, both companies incurred losses in 2016 and had shareholders’ deficits as of the acquisition date.

ASC 805-10-55-14
The transaction between PAID and emergeIT does not qualify for analysis under this factor.

ASC 805-10-55-15
Although there was a creation of a “Newco” for purposes of the acquisition, management did not consider the “Newco” for purposes of the acquirer analysis in accordance with ASC 805-10-55-15.
Additional factors taken into consideration include the continued use of “PAYD” as the consolidated company’s ticker symbol and the location of the home office remaining at 200 Friberg Parkway in Wesborough, MA. PAID remains in operation as a SAAS company at this address and meets all of the requirements of a business. Based on management’s analysis of each of the factors identified in ASC 805-10-55-10 through -15, it was determined that PAID is the accounting acquirer in the emergeIT transaction and it is not considered a reverse merger.

In furtherance of your request, the undersigned hereby acknowledges that:

●
The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●
Staff comments or changes to disclosure in response to staff comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

●
The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing provides the additional facts and data necessary to answer the Staff’s concerns related to this accounting. Please feel free to call or contact us or our counsel, Michael Refolo, Mirick O’Connell at 508-929-1622 (mrefolo@mirickoconnell.com) with any additional comments or questions.

Very truly yours,

PAID, Inc.

By:	/s/ Allan Pratt
Allan Pratt
Chief Executive Officer